EXHIBIT 21

Subsidiaries

1.	Yongchen International Shipping Limited, a company incorporated in Hong Kong

2.	Hengzhou International Shipping Limited, a company incorporated in Hong Kong

3.	Nanjing Maritime Limited, a company incorporated in Hong Kong

4.	Rongshun International Shipping Limited, a company incorporated in Hong Kong

5.	Rongzhong Enterprise Management Consulting (Shanghai) Co., Ltd., a company incorporated in the People’s Republic of China